m·real

LABOUR DISPUTE IN FINLAND WEAKENS M-REAL'S SECOND QUARTER OPERATING RESULT

In the second quarter M-real Group's operating result, excluding non-recurring items, fell to a loss of EUR 57 million from a profit of EUR 30 million in the previous quarter. Compared with the previous quarter, the operating result was weakened mainly by the fall in paperboard and coated magazine paper deliveries due to the labour dispute that disrupted the Finnish paper industry. Additionally, the operating result was weakened by destocking as well as by the weakening in the operating result of the associated company Metsä-Botnia, both also in the wake of the dispute.

The operating result included a non-recurring expense provision of EUR 15 million relating to the profitability improvement programme in Sweden. The labour dispute in Finland weakened the operating result by about EUR 70 million. The operating result was a loss of EUR 72 million (profit of 115 million). The operating result in the previous quarter included total non-recurring income of EUR 85 million. The result before taxes was weakened by a valuation loss on interest rate derivatives of EUR 17 million due to the sharp fall in the level of interest rates.

Key figures for the second quarter of 2005:
- Turnover: EUR 1,259 million (Q1: 1,344 million)
- Operating result: a loss of EUR 72 million (profit of 115 million)
- Result before taxes: a loss of EUR 143 million (profit of 77 million)
- Result for the report period: a loss of EUR 121 million (profit of 76).
- Earnings per share: EUR 0.37 negative (0.23 positive)
- Return on capital employed: 5.7 per cent negative (9.9 positive)
- Equity ratio: 38.4 per cent (38.6%)
- Gearing ratio: 85 per cent (81%)
- Comparable volume of paperboard delivered: 231,000 (281,000); volume of paper delivered: 999 (1,019,000)

Key figures for the second quarter of 2005, excluding non-recurring items
- Operating result: a loss of EUR 57 million (profit of 30 million)
- Result before taxes: a loss of EUR 124 million (a loss of 8 million)
- Earnings per share: EUR 0.32 negative (0.03 negative)
- Return on capital employed: 0.3 per cent negative (3.0 positive)

Demand for paper fell in the second quarter, especially for coated fine paper. Demand was nonetheless at the level of the same period a year earlier. M-real's paper deliveries decreased by 2 per cent and paperboard deliveries by 18 per cent.

The average selling price of coated magazine paper rose compared with the previous quarter, mainly due to the price increases agreed in the beginning of the year. The price of coated fine paper was unchanged. The price of office paper declined slightly, though the price in Europe has stabilized due to lower imports.

Profitability also weakened for the first half of the year. The operating result was weakened not only by the labour dispute but also by a stronger euro, the fall in the price of uncoated fine paper, the rise in the prices of oil-based raw materials and higher energy costs, measured against the same period of last year.

Commenting on the progress of M-real's cost-savings programme and the market situation for its main products, President & CEO Hannu Anttila said: "M-real's EUR 230 million savings and efficiency-boosting programme is on track to reach its targets, the latest indication of this being the efficiency-

boosting programme at the units in Sweden, where we're aiming to achieve annual savings of at least EUR 22 million."

"Now that the labour dispute in the Finnish paper industry has come to an end, there is a more favourable market balance for most paper grades, and I believe that this will support price increases in the latter part of the year, especially in magazine paper. In coated fine paper measures aimed at increasing prices will continue. The outlook for uncoated fine paper is also slightly more positive than before."

M-real's operating rates in the latter part of the year will be high, particularly at the paperboard and magazine paper mills. The third-quarter result will be improved by the growth in volumes, but it will also be negatively affected by the production losses in the early days of July due to the labour dispute at the mills in Finland. The third-quarter result, excluding non-recurring items, will improve substantially on the second quarter, but the full-year result will be in the red.

M-REAL CORPORATION

Corporate Communications

For further information, contact Hannu Anttila, President and CEO, tel. +358 10 469 4343 or Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 JUNE 2005

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

M-real made the transition from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) from the beginning of 2005.

The transition date is 1 January 2004, and an opening balance sheet in accordance with IFRS accounting principles was prepared at that date. Certain exemptions permitted to first-time adopters of IFRS have been applied in preparing the opening balance sheet. More detailed information and specifications of the effects of the transition on the company's balance sheet and income statement as well as the changes in accounting principles have been given in the stock exchange release of 19 April 2005.

The first financial statements according to International Financial Reporting Standards will be published for the period 1 January – 31 December 2005. The present Interim Report has been prepared according to the accounting and valuation principles of IFRS.

APRIL-JUNE EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the second quarter M-real's consolidated turnover was EUR 1,259 million (Jan.-Mar. 2005: EUR 1,344 million). Comparable turnover was down 5.2 per cent.

The Group reported an operating loss of EUR 72 million (profit of EUR 115 million). The operating result includes a non-recurring expense provision of EUR 15 million for the profitability improvement programme at the units in Sweden. The previous quarter's result included non-recurring income consisting of a capital gain of EUR 81 million on the sale of an 8 per cent holding in Metsä-Botnia as well as an EUR 4 million insurance compensation payment for the Alizay pulp mill.

The operating result, excluding non-recurring items, was a loss of EUR 57 million (profit of 30 million). The operating result was weakened by the negative effects of the labour dispute that disrupted the Finnish paper industry. These were the fall in paperboard and coated magazine paper deliveries, destocking as well as the weakening in Metsä-Botnia's operating result. The combined effect of these factors was about EUR 70 million.

The second-quarter operating result includes a 39 per cent share of Metsä-Botnia's operating result compared with a 47 per cent share in the first quarter.

The profitability of the Map Merchants paper merchanting business area improved, Office Papers' profitability was unchanged and the profitability of the other business areas weakened.

Deliveries of paperboard to customers totalled 231,000 tonnes (281,000 tonnes). Production was curtailed by 4,000 tonnes in line with demand (17,000), which does not include the production that was lost due to the labour dispute.

Paper deliveries from the mills totalled 999,000 tonnes (1,019,000). Production curtailments amounted to 54,000 tonnes (64,000), not including the production lost due to the labour dispute.

In total, financial income and expenses were EUR 71 million negative (38 million negative). The share of the results of associated companies was EUR 4 million negative (1 million positive). Foreign exchange differences on accounts receivable, accounts payable, valuation of foreign exchange hedges and financial items were EUR 15 million negative (11 million negative). Net interest and other financial

comparison period was 586,000 tonnes. Production was curtailed by 21,000 tonnes in line with demand (62,000), which does not include lost production due to the labour dispute.

The total volume of paper deliveries was 2,018,000 tonnes (1,947,000). Production curtailments amounted to 118,000 tonnes (209,000), not including the production lost due to the labour dispute.

Net financial income and expenses was EUR 109 million negative (82 million negative). The share of the results of associated companies was EUR 3 million negative (0). Foreign exchange differences on accounts receivable, accounts payable, financial items and valuation of currency hedges were EUR 26 million negative (21 million negative). Net interest and other financial expenses were EUR 80 million negative (61 million negative). Other financial expenses include EUR 17 million of valuation losses on interest rate hedges. Other financial expenses also includes a recording of a non-recurring item of EUR 4 million for the write down of investments made in the west European paper industries' joint e-commerce project.
Currency and interest rate hedges are used to protect future cash flows from fluctuations in foreign exchange and interest rates. The valuation losses that were booked are attributable primarily to the appreciation of the United States dollar and the lowering in the general level of interest rates, and they do not have an impact on cash flows. M-real does not apply hedge accounting in accordance with IAS 39.

At the end of June, the exchange rate of the United States dollar against the euro was 0.5 per cent higher and the rate of the British pound against the euro 0.5 per cent lower than at the end of June 2004. On average, the dollar weakened by 4.7 per cent and sterling by 1.9 per cent compared with the same period of last year.

The result before taxes was a loss of EUR 66 million (a loss of 49 million). The result, excluding the above-mentioned non-recurring items, was a loss of EUR 132 million (a loss of 49 million).

The result for the report period was a net loss of EUR 45 million (net profit of 123 million). The result for the comparison period includes a capital gain of EUR 176 million on the divestment of Metsä Tissue. Income taxes, including the change in the deferred tax liability, were tax income of EUR 21 million (tax expense of 3 million).

Earnings per share were EUR 0.14 negative (0.58 positive). Excluding non-recurring items, earnings per share were 0.35 negative (0.58 positive).

The return on equity was 3.7 per cent negative (5.2 negative); excluding non-recurring items, 9.6 per cent negative (5.2 negative). The return on capital employed was 2.2 per cent (1.8) and net of non-recurring items, 0.7 per cent negative (1.8 positive).

PERSONNEL

The number of personnel at the end of June was 15,964 employees (15,960 employees at 31 December 2004), of whom 5,006 employees worked in Finland (4,912). The payroll showed a net increase of 4 employees. The growth in the number of employees was due to the hiring of some 500 temporary summer staff. Acquisitions and divestments reduced the payroll by 374 employees.

The Group's personnel includes 39 per cent of Metsä-Botnia's employees. At the end of 2004 the Group's payroll included 47 per cent of Metsä-Botnia's staff.

CAPITAL EXPENDITURES

Capital expenditures on fixed assets totalled EUR 203 million in January-June (Jan.-June. 2004: 84).

In March, Standard & Poors Rating Services lowered the rating on M-real's long-term loans from BB+ to BB and changed the outlook for the rating from negative to stable. Moody's Investors Services' credit rating for M-real is Ba2, with a stable outlook.

SHARES

The highest price of M-real's Series B share on the Helsinki Stock Exchange during the January-June period was EUR 4.93, the low EUR 4.10 and the average price EUR 4.46. In 2004 the average price was EUR 5.59. The price of the Series B share was EUR 4.48 at the end of the report period on 30 June 2005. The share price at the end of 2004 was EUR 4.70.

The trade volume of the Series B share was EUR 649 million, or 50 per cent of the shares outstanding. The market value of the Series A and B shares at 30 June 2005 totalled EUR 1,473 million.

At 30 June 2005 Metsäliitto Osuuskunta owned 38.6 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 60.5 per cent. International investors owned 35.0 per cent of the shares.

On 14 March the Annual General Meeting approved the Board of Directors' proposal for amending the Articles of Association. An Article 16 concerning the conversion of shares has been added to the Articles of Association, its principal content being that an M-real Series A share can be converted into a Series B share upon the written demand of a shareholder or authorized agent for nominee-registered shares. No cash consideration is payable for carrying out a conversion. The amendment to the Articles of Association was entered in the Trade Register on 18 April.

In March, an application was made to the Helsinki Stock Exchange for permission to reduce the company's round lot for traded shares from 500 to 200 shares. The change entered into effect on 14 March.

The Board of Directors does not have current authorizations to carry out share issues or issues of convertible bonds or bonds with warrants.

NEAR-TERM OUTLOOK

Economic growth in western Europe is expected to remain slow. Despite this, spending on printed advertising is estimated to continue growing in western Europe at the rate seen in 2004. Buoyant economic growth in eastern Europe will also increase the consumption of paper and paperboard. If the strenghtening of the United States dollar continues, this will improve the competitiveness of the west European forest products industry. Because of the high market price of crude oil, prices of the oil-based raw materials as well as transport costs will remain high.

In addition to the price increases for magazine papers that were agreed in the first part of the year, the company will seek to raise prices during the autumn. Price increases for coated fine paper did not proceed in the second quarter as planned, but measures aimed at increasing prices continue. Within office papers, the market situation has been better than expected and there has been no customary slowdown in demand for the summer period. Prices of office papers in Europe have stabilized due to lower imports. Providing demand holds up well, M-real will seek to increase prices in office papers as well.

Primarily because of the production losses due to the labour dispute in Finland, M-real's capacity utilization rates in the latter part of the year will be high, especially at the paperboard and magazine paper mills. The third-quarter result will be improved by the growth in volumes, but it will also be negatively affected by the production losses in the early days of July due to the labour dispute at the

mills in Finland. The third-quarter result, excluding non-recurring items, will improve substantially on the second quarter, but the full-year result will be in the red.

Espoo, 29 July 2005

BOARD OF DIRECTORS

Publishing

	II 05	I 05	IV 04	III 04	II 04	I-II 05	I-II 04	II/I 05 change
Turnover	177	208	225	202	188	385	374	-14.9%
EBITDA	0	29	26	31	17	29	43	
EBITDA, %	0.0	13.9	11.6	15.3	9.0	7.5	11.5	
Operating result	-21	8	4	9	-5	-13	-1	
Operating result, %	-11.9	3.8	1.8	4.5	-2.7	-3.4	-0.3	
Non-recurring items	-2	0	+1	0	0	-2	0	
Return on capital employed, %	-7.4	2.7	1.5	3.0	-1.5	-2.2	0.0	
Return on capital employed, excl. non-recurring items, %	-6.7	2.7	1.2	3.0	-1.5	-1.9	0.0	
Deliveries, 1,000 t	256	307	336	301	283	563	556	-16.6%
Production, 1,000 t	155	308	314	309	257	463	525	-49.7%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Second quarter

The Publishing business area's operating result in the second quarter was a loss of EUR 21 million (Jan.-Mar. 2005: profit of 8 million). The result includes a non-recurring charge of about EUR 2 million for Publishing's share of the EUR 15 million expense provision for the efficiency-boosting programme at the units in Sweden. The previous quarter's result did not include non-recurring items.

The operating result, excluding non-recurring items, was a loss of EUR 19 million (profit of 8 million). Profitability was weakened mainly by the fall in delivery volumes, destocking and the decrease in Metsä-Botnia´s operating result, all due to labour industrial dispute in Finland.

Earnings were positively impacted by the rise in the average selling price due to price increases agreed in the beginning of the year. In addition, the strengthening of the dollar raised the euro-denominated price obtained for deliveries outside Europe.

Deliveries by west European producers of coated magazine paper fell by one per cent. The Publishing business area's delivery volume fell by 17 per cent.

January-June

The business area's operating result in January-June was a loss of EUR 13 million (Jan.-June 2004: a loss of 1 million). The result includes the above-mentioned non-recurring expense provision of EUR 2 million.

The operating result, excluding non-recurring items, was a loss of EUR 11 million (a loss of 1 million). Profitability was weakened mainly by the impacts of the industrial dispute in Finland, the appreciation of the euro, the rise in the costs of oil-based raw materials and higher energy costs.

Deliveries of coated magazine paper by west European producers in the first half of the year were up 6 per cent on the corresponding period a year ago. The Publishing business area's delivery volume rose by one per cent thanks to an increase in exports outside Europe.

The average selling price rose by one per cent despite the strengthening of the euro.

Commercial Printing

	II 05	I 05	IV 04	III 04	II 04	I-II 05	I-II 04	II/I 05 change
Turnover	368	363	372	368	362	731	734	+1.4%
EBITDA	9	22	-8	20	23	31	45	-59.1%
EBITDA, %	2.4	6.1	-2.2	5.4	6.4	4.2	6.1	
Operating result	-17	-4	-35	-7	-4	-21	-8	
Operating result, %	-4.6	-1.1	-9.4	-1.9	-1.1	-2.9	-1.1	
Non-recurring items	-1	+1	-27	0	0	0	0	
Return on capital employed, %	-4.9	-1.0	-10.1	-1.8	-0.8	-3.0	-1.0	
Return on capital employed, excl. non-recurring items, %	-4.6	-1.3	-2.1	-1.8	-0.8	-2.9	-1.0	
Deliveries, 1,000 t	464	453	469	464	450	917	909	+2.4%
Production, 1,000 t	452	470	472	471	469	922	941	-3.8%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Second quarter

The Commercial Printing business area's operating result in the second quarter was a loss of EUR 17 million (Jan.-Mar. 2005: a loss of 4 million). The result includes a non-recurring charge of about a million euros for Commercial Printing's share of the EUR 15 million non-recurring expense provision for the efficiency-boosting programme at the units in Sweden. The previous quarter's result included non-recurring income from Commercial Printing's share of the EUR 4 million insurance compensation for the Alizay pulp mill, amounting to about a million euros.

The operating result, excluding non-recurring items, was a loss of EUR 16 million (a loss of 5 million). Profitability was weakened mainly by the lower average selling price for the business area. The selling price of coated fine paper and speciality paper was at the level of the previous quarter. The selling price of uncoated products fell somewhat. The strengthening of the dollar raised the average euro-denominated selling price of exported products. In addition, profitability was weakened by the rise in pulp costs and the costs of oil-based raw materials, the fall in product stocks and the decrease in Metsä-Botnia's operating result.
Earnings were positively impacted by the fall in fixed costs resulting from the savings measures that have been carried out.

Deliveries by west European producers of coated fine paper fell by 5 per cent. M-real's coated fine paper deliveries rose by 4 per cent.

January-June

The business area's operating result in January-June was a loss of EUR 21 million (Jan.-June 2004: a loss of 8 million). The result does not include net non-recurring items. The result for the same period a year ago does not include non-recurring items.

Profitability was weakened mainly by the fall in the average selling price. The price of coated fine paper fell by one per cent. There was also a fall in the price of speciality paper and uncoated products. The strengthening of the euro depressed the average euro-denominated selling price of exported products. Profitability was furthermore weakened by the rise in the costs of oil-based raw materials, higher energy costs and the decrease in Metsä-Botnia's operating result. Earnings were lifted by the fall in fixed costs resulting from the savings measures that have been carried out.

Deliveries of coated fine paper by west European producers fell by one per cent compared with the same period of last year. M-real's volume of coated fine paper deliveries rose by one per cent. The biggest increase in deliveries was in eastern and western Europe.

Office Papers

	II 05	I 05	IV 04	III 04	II 04	I-II 05	I-II 04	II/I 05 change
Turnover	187	176	162	168	159	363	338	+6.3%
EBITDA	5	20	16	20	15	25	36	-75.0%
EBITDA, %	2.7	11.4	9.9	11.9	9.4	6.9	10.7	
Operating result	-10	5	0	4	0	-5	6	
Operating result, %	-5.3	2.8	0.0	2.4	0.0	-1.4	1.8	
Non-recurring items	-12	3	0	0	0	-9	0	
Return on capital employed, %	-5.0	2.4	0.1	1.9	-0.2	-1.3	1.4	
Return on capital employed, excl. non-recurring items, %	0.9	0.9	0.1	1.9	-0.2	0.9	1.4	
Deliveries, 1,000 t	279	259	233	246	228	538	482	+7.7%
Production, 1,000 t	268	248	244	241	243	516	490	+8.1%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Second quarter

The Office Papers business area's operating result in the second quarter was a loss of EUR 10 million (Jan.-Mar. 2005: profit of 5 million). The result includes a non-recurring charge of about EUR 12 million for Office Papers' share of the EUR 15 million expense provision for the efficiency-boosting programme at the units in Sweden. The previous quarter's result included non-recurring income from Office Papers' share of the insurance compensation for the Alizay pulp mill, amounting to about 3 million euros.

The operating result, excluding non-recurring items, was a profit of EUR 2 million (2). Profitability was improved by the growth in delivery volumes and weakened by the rise in pulp manufacturing costs.

Deliveries by west European producers of uncoated fine paper fell by 2 per cent. The delivery volume of the Office Papers business area's products rose by 8 per cent.

January-June

The business area's operating result in January-June was a loss of EUR 5 million (Jan.-June 2004: profit of 6 million). The result includes the above-mentioned EUR 9 million of net non-recurring expenses. The result for the same period a year ago does not include non-recurring items.

The operating result, excluding non-recurring items, was a profit of EUR 4 million (6). Profitability was weakened by the 3 per cent drop in the average selling price and by higher pulp manufacturing costs. By contrast, profitability was improved by the growth in delivery volumes and the fall in fixed costs.

Deliveries of uncoated fine paper by west European producers rose by one per cent compared with the corresponding period a year ago. The volume of deliveries by the Office Papers business area rose by 12 per cent. Deliveries were up in all market areas.

Map Merchant Group

	II 05	I 05	IV 04	III 04	II 04	I-II 05	I-II 04	II/I 05 change
Turnover	351	341	343	332	339	692	693	+2.9%
EBITDA	9	8	2	6	8	17	17	
EBITDA, %	2.6	2.3	0.6	1.8	2.4	2.5	2.5	
Operating result	7	6	0	4	7	13	13	
Operating result, %	2.0	1.8	0	1.2	2.1	1.9	1.9	
Non-recurring items	0	0	-8	0	0	0	0	
Return on capital employed, %	8.6	7.7	-0.5	4.7	8.0	8.2	6.5	
Return on capital employed, excl. non-recurring items, %	8.6	7.7	9.3	4.7	8.0	8.2	6.5	
Deliveries, 1,000 t	343	332	330	321	319	675	657	+3.3%

EBITDA = Earnings before interest, taxation, depreciation and amortization

Second quarter

The operating result of the Map paper merchanting business in the second quarter was a profit of EUR 7 million (Jan.-Mar. 2005: 6). The operating result does not include non-recurring items. The operating result was lifted by the increase in delivery volumes together with lower costs.

January-June

The operating result in January-June was on a par with the same period a year ago.

M-REAL GROUP (all figures unaudited)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR million	1-6/05	1-6/04	Change	1-12/04	4-6/05
Sales	**2 603**	**2 775**	**-172**	**5 529**	**1 259**
Other operating income	139	41	98	89	25
Operating expenses	-2 508	-2 582	74	-5 199	-1 263
Depreciation and impairment losses	-191	-201	10	-392	-93
Operating result	**43**	**33**	**10**	**27**	**-72**
% of sales	1.7	1.2		0.5	-5.7
Share of result in associated companies	-3	0	-3	0	-4
Net exchange gains and losses	-26	-21	-5	4	-15
Other financial income and expenses, net	-80	-61	-19	-140	-52
Result on continuing operations before tax	**-66**	**-49**	**-17**	**-109**	**-143**
% of sales	-2.5	-1.8		-2.0	-11.4
Income tax	21	-3	24	-18	21
Result on continuing operations	**-45**	**-52**	**7**	**-127**	**-122**
% of sales	-1.7	-1.9		-2.3	-9.7
Result on discontinued operations	0	176	-176	175	0
Result of the period	**-45**	**124**	**-169**	**48**	**-122**
% of sales	-1.7	4.5		0.9	-9.7
Minority interest	0	-1	1	-3	1
Profit/loss attributable to shareholders of parent company	**-45**	**123**	**-168**	**45**	**-121**
% of sales	-1.7	4.4		0.8	-9.6

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR million	1-6/ 05	1-6/ 04	1-12/ 04	4-6/ 2005
Cash flow from Operating Activities				
Profit for the period	-45	120	45	-121
Adjustments to the profit, total	267	120	316	188
Change in working capital	-9	-72	52	102
Cash flow arising from Operations	**213**	**168**	**413**	**169**
Finance costs, net	-78	-85	-162	-57
Income taxes paid	-23	-14	-34	-13
Net cash arising from Operating Activities	**112**	**69**	**217**	**99**
Investments in intangible and tangible assets	-203	-84	-245	-110
Asset sales and other investing cash flow	314	426	462	3
Net cash flow arising from Investing Activities	**111**	**342**	**217**	**-107**
Share issue			448	
Changes in loans and in other financial items	-298	-416	-771	-6
Dividends paid	-39	-54	-54	0
Net cash flow arising from Financial Activities	**-337**	**-470**	**-377**	**-6**
Changes in Cash and Cash Equivalents	**-114**	**-59**	**57**	**-14**
Cash and Cash Equivalents at beginning of period	242	185	185	142
Translation adjustments	1	1	0	1
Changes in Cash and Cash Equivalents	-114	-59	57	-14
Cash and Cash Equivalents at end of period	129	127	242	129

m·real

STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY EUR million	Share capital	Share premium fund	Other funds	Retained earnings	Minority interest	Total
Shareholder´s equity according to FAS, Dec 31, 2003	304	473	106	1 362	19	2264
Effects of adopting IFRS				-285	10	-275
Shareholder´s equity according to IFRS, Jan 1, 2005	304	473	106	1 077	29	1 989
Dividend paid				-54		-54
Share issue	254	194		-12		436
Translation differences				6		6
Change in minority interest during the period					8	8
Result for the period				45		45
Shareholder´s equity, Dec 31, 2004	558	667	106	1 062	37	2 430
Dividend paid				-39		-39
Translation differences				-1		-1
Change in minority interest during the period					-7	-7
Result for the period				-45		-45
Shareholder´s equity, Jun 30, 2005	558	667	106	977	30	2 338

SECURITIES AND GUARANTEES EUR million	6/05	6/04	12/04
For own loans	139	189	161
For associated companies	1	1	1
For affiliated companies	5	7	5
For others	11	11	11
Total	156	208	178

OPEN DERIVATIVE CONTRACTS EUR million	6/05	6/04	12/04
Interest rate derivatives	10 971	14 206	15 265
Currency derivatives	4 097	4 624	6 641
Other derivatives	23	0	9
Total	15 091	18 830	21 915

The fair value of open derivative contracts calculated at market value at the end of the review period was -41.8 EUR million (+1.6 EUR million Dec 31, 2004 and -4.8 EUR million Jun 30, 2004).

RECONCILIATION OF INCOME STATEMENT

Condensed Consolidated Income Statement

EUR million	Reported FAS 1-6/04	1-6/2004 Effects of transition to IFRS	IFRS 1-6/04
Sales	2 715	60	**2 775**
Other operating income	40	1	**41**
Operating expenses	-2 556	-26	**-2 582**
Share of results in associated companies	-4	4	**0**
Depreciation and impairment losses	-214	13	**-201**
Operating result	-19	52	**33**
Share of results in associated companies	0	0	**0**
Net exchange gains and losses	4	-25	**-21**
Other financial income and expenses, net	-63	2	**-61**
Result on continuing operations before tax	-78	29	**-49**
Income taxes	17	-20	**-3**
Result on continuing operations	-61	9	**-52**
Profit on discontinued operations	173	3	**176**
Result for the period	112	12	**124**
Minority interests	-1	0	**-1**
Profit/loss attributable to shareholders of parent company	111	12	**123**

m-real

RECONCILIATION OF BALANCE SHEET

Condensed Consolidated Balance Sheet

EUR million	Reported FAS 30.6.04	Effects of transition to IFRS	IFRS 30.6.04
ASSETS			
Non-current assets			
Intangible assets	686	-42	644
Tangible assets	3 243	68	3 311
Biological assets	189	5	194
Shares in associated and other companies	134	4	138
Interest bearing receivables	42	1	43
Deferred tax receivables	16	14	30
Other non-interest bearing receivables	10	0	10
	4 320	50	4 370
Current assets			
Inventories	734	10	744
Receivables			
Interest bearing receivables	76	-3	73
Non-interest bearing receivables	1 223	3	1 226
Cash and cash equivalents	136	-9	127
	2 169	1	2 170
Total assets	6 489	51	6 540

SHAREHOLDERS´ EQUITY AND LIABILITIES	Reported FAS 30.6.04	Effects of transition to IFRS	IFRS 30.6.04
Shareholders´ equity			
Equity attributable to shareholders of parent company	2 303	-270	2 033
Minority interest	19	11	30
Total equity	2 322	-259	2 063
Non-current liabilities			
Deferred tax liabilities	391	32	423
Post employment benefit obligations	25	215	240
Provisions	39	-14	25
Other non-interest bearing liabilities	14	-3	11
Interest bearing liabilities	1 833	14	1 847
	2 302	244	2 546
Current liabilities			
Non-interest bearing liabilities	830	36	866
Interest bearing liabilities	1 035	30	1 065
	1 865	66	1 931
Total liabilities	4 167	310	4 477
Total shareholder´s equity and liabilities	6 489	51	6 540

NON-RECURRING ITEMS	I-II 05	I-II 04	II 05	I 05	IV 04	III 04	II 04	2004
Consumer Packaging	0	0	0	0	3	0	0	3
Publishing	-2	0	-2	0	1	0	0	1
Commercial Printing	0	0	-1	1	-27	0	0	-27
Office Papers	-9	0	-12	3	0	0	0	0
Map Merchant Group	0	0	0	0	-8	0	0	-8
Other operations	81	0	0	81	-2	0	0	-2
Non-recurring items in operations, total	**70**	**0**	**-15**	**85**	**-33**	**0**	**0**	**-33**
Non-recurring financial items	**-4**	**0**	**-4**	**0**	**0**	**0**	**0**	**0**
Non-recurring items, total	**66**	**0**	**-19**	**85**	**-33**	**0**	**0**	**-33**
Operating result excl. non-recurring items	-27	33	-57	30	19	8	10	60
% of sales	-1.0	1.2	-4.5	2.2	1.4	0.6	0.7	1.1
Result before taxes, excl. non-recurring items	-132	-49	-124	-9	-3	-24	-7	-76
% of sales	-5.1	-1.8	-9.8	-0.7	-0.2	-1.7	-0.5	-1.4
Earnings per share, excl. non-recurring items	-0.35	0.58	-0.32	-0.03	-0.15	-0.15	-0.08	0.28
Return on equity, excl. non-recurring items	-9.6	-5.2	-17.6	-1.3	-3.6	-6.1	-3.2	-4.6
Return on capital employed, excl. non-recurring items, %	-0.7	1.8	-0.3	3.0	1.7	1.0	1.7	1.5

RETURN ON CAPITAL EMPLOYED, %	I-II 05	I-II 04	II 05	I 05	IV 04	III 04	II 04	2004
Consumer Packaging	2.7	7.7	-6.5	11.1	11.9	9.7	7.2	9.5
Publishing	-2.2	0.0	-7.4	2.7	1.5	3.0	-1.5	1.1
Commercial Printing	-3.0	-1.0	-4.9	-1.0	-10.1	-1.8	-0.8	-3.5
Office Papers	-1.3	1.4	-5.0	2.4	0.1	1.9	-0.2	1.2
Map Merchant Group	8.2	6.5	8.6	7.7	-0.5	4.7	8.0	5.1
GROUP TOTAL	2.2	1.8	-5.7	9.9	-1.1	0.9	1.7	0.9

CAPITAL EMPLOYED EUR million	6/05	3/05	12/04	9/04	6/04
Consumer Packaging	876	957	1002	1025	1074
Publishing	1063	1186	1208	1211	1199
Commercial Printing	1362	1356	1320	1367	1370
Office Papers	789	823	829	863	840
Map Merchant Group	327	333	329	326	333
Other assets	266	195	247	-187	158
GROUP TOTAL	4683	4851	4935	4605	4975

PERSONNEL Average	II 05	2004
Consumer Packaging	2 677	3 082
Publishing	1 483	1 526
Commercial Printing	4 860	4 963
Office Papers	1 969	2 036
Map Merchant Group	2 521	2 528
Other operations	2 150	2 397
GROUP TOTAL	15 660	16 532

DELIVERIES 1000 tons	I-II 05	I-II 04	II 05	I 05	IV 04	III 04	II 04	2004
Consumer Packaging	512	690	231	281	340	345	349	1374
Publishing	563	556	256	307	336	301	283	1192
Commercial Printing	917	909	464	453	469	464	450	1842
Office Papers	538	482	279	259	233	246	228	961
Paper businesses total	2018	1947	999	1019	1038	1011	961	3995
Map Merchant Group	675	657	343	332	330	321	319	1308

PRODUCTION 1000 tons	I-II 05	I-II 04	II 05	I 05	IV 04	III 04	II 04	2004
Consumer Packaging	421	650	128	293	326	355	319	1330
Publishing	463	525	155	308	314	309	257	1148
Commercial Printing	922	941	452	470	472	471	469	1885
Office Papers	516	490	268	248	244	241	243	975
Paper businesses total	1901	1956	875	1026	1030	1021	969	4008
Metsä-Botnia´s pulp[1)]	415	579	108	307	283	290	279	1151
M-real´s pulp	733	750	350	383	399	384	369	1533

[1)] Equals to M-real´s ownership (39% as from II 05, 47% until I 05 in Metsä-Botnia).

M-REAL CORPORATION

Hannu Anttila
President and CEO